# SEC Schedule 13G/A (Amendment No. 21) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PDF SOLUTIONS INC, CIK 0001120914
CUSIP: 693282105
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 2858 DE LA CRUZ BOULEVARD, SANTA CLARA, California (CA), 95050
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000891618-02-000690
Filed by CIK 0001164239

## Reporting persons
- KIBARIAN JOHN KACHIG: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 39,718; shared voting power 2,522,756; sole dispositive power 39,718; shared dispositive power 2,522,756; aggregate amount beneficially owned 2,562,474 (6.5% of the class)
  Comment: Shared Voting and Dispositive Power refer to shares held in The John Kibarian and Gloria Chen Trust (the "Trust") for which Mr. Kibarian is a trustee.

## Item 1. Issuer
Name of issuer: PDF SOLUTIONS INC
Address of issuer's principal executive offices: 2858 DE LA CRUZ BOULEVARD, SANTA CLARA, CALIFORNIA, 95050.

## Item 2. Person Filing
Name of person filing: John Kachig Kibarian
Address of principal business office or, if none, residence: 2858 De La Cruz Boulevard, Santa Clara, CA 95050
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,562,474
Percent of class: 6.5
Sole power to vote or to direct the vote: 39,718
Shared power to vote or to direct the vote: 2,522,756
Sole power to dispose or to direct the disposition: 39,718
Shared power to dispose or to direct the disposition: 2,522,756

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- KIBARIAN JOHN KACHIG: /s/ JOHN KACHIG KIBARIAN, JOHN KACHIG KIBARIAN (02/17/2026)